Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

February 10, 2011

VIA EDGAR

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rouge Resources Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended January 31, 2010
Filed June 18, 2010
File No. 1-31799

Dear Mr. Hiller,

          We confirm that we act as counsel to the Company. Submitted pursuant to the staff’s comment letter dated January 18, 2011, please find filed on EDGAR copies of Amendment No. 1 to the referenced registrant’s Form 20-F (“Amendment No. 1 to Form 20-F”) and a redlined Amendment No. 1 to Form 20-F. Amendment No. 1 to Form 20-F was filed with the Commission via EDGAR on February 10, 2011.

          The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. Please note that, unless otherwise indicated, the page references below refer to the page numbers of the redlined Amendment No. 1 to the Form 20-F.

          In its responses, the Company has agreed to change or supplement the disclosures in Amendment No. 1 to Form 20-F. The Company is doing so in the spirit of cooperation with the staff, and not because it believes that its prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

          In response to the staff’s comments in their January 18, 2011 letter, we respectfully submit the following information on behalf of our client:

Form 20-F for the Fiscal Year Ended January 31, 2010

Operating and Financial Review and Prospectus, page 15.

1.	Please provide a discussion of your off-balance sheet arrangements to comply with Item 5.E of Form 20-F.

          The Company has complied with this comment. Please pages 22-25 to Amendment No. 1 to the Form 20-F.

2.	Within your discussion please refer to your reconciliation to U.S. GAAP to comply with Instruction 2 to Item 5 of Form 20-F.

          The Company has complied with this comment. Please see pages 22-25 to Amendment No. 1 to the Form 20-F.

Results of Operations, page 15

3.

We note that you wrote-off $51,681 of accounts payable during the period ended January 31, 2010. Please expand your discussion to explain the nature of this payable, and identity the circumstance under which it was extinguished and derecognized as a liability.

          The Company has complied with this comment. Please see page 19 to Amendment No. 1 to the Form 20-F.

Controls and Procedures, page 36

4.

We note that you performed an assessment of your internal control over financial reporting as of May 29, 2010. Please comply with Item 15T(b)(3) of From 20-F, which requires that you assess the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year.

          The Company has complied with this comment. Please see pages 43 and 44 to Amendment No. 1 to the Form 20-F.

5.	Please provide the framework used by management to evaluate the effectiveness of your internal control over financial reporting to comply with Item 15T(b)(2) of From 20-F.

          The Company has complied with this comment. Please see page 44 to Amendment No. 1 to the Form 20-F.

6.

We note your disclosure did not include an attestation report from your auditor due to a temporary rule of the Securities and Exchange Commission that permit you to provide only management’s report in you annual filing. Please provide a statement that the annual report did not include an attestation report from the auditor to comply with Item 15T(b)(4) of Form 20-F.

          The Company has complied with this comment. Please see page 44 to Amendment No. 1 to the Form 20-F.

Exhibit 1

Financial Statements

 Auditor’s Report, page 1

7.

We note your auditor, Dale Matheson Carr-Hilton Labonte LLP has opined on your financial statements as of and for the years ended January 31, 2010 and 2009 and issued their audit report in May 18, 2009. However, your disclosure on page 39 indicated that the audit report should be dated May 18, 2010. Please resolve this inconsistency by obtaining a revised report from auditor.

          The Company has complied with this comment. Please see page 1 of Exhibit 1 to Amendment No. 1 to the Form 20-F.

8.

We note Dale Matheson Carr-Hilton Labonte LLP makes reference to the report issued by your predecessor auditor that opined on your financial statements for the year ended January 31, 2008. After obtaining permission from your predecessor accountant for the reissuance of their opinion, please include their report in an amendment to your Form 20-F to comply with the requirements of Item 8 of Form 20- F.

          The Company has complied with this comment. Please see page 2 of Exhibit 2 to Amendment No. 1 to the Form 20-F.

Engineering Comments

Mineral property interest, page 9

9.	Please disclose the following information for each of your properties:

	•	A description of all interests in your properties, including their terms of all underlying agreements and royalties.
	•	The manner by which you acquired your mineral interests and the duration and other salient terms of your mineral rights, surface rights, mining claims, and concessions.
•

Identifying information such as the property names, claim numbers, grant numbers, mining concession name or number, and dated of recording and expiration this information should be sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

	•	The area of your claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or minerals rights securing agreements, to comply with paragraph (b)(2) of Industry Guide 7.

          The Company has complied with this comment. Please see pages 9-12 to Amendment No. 1 to the Form 20-F.

          Location and Access, page 10

10.

Please insert a small-scale map showing the location and access to each material property to comply with Instruction 3(b) to Item 103 of Regulation S-K. Please note that EDGAR accepts Adobe PDF filed digital maps, so please include these maps in your future filing including any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 2(b) of Rule 102 of Regulation S-K would generally require maps and drawings to have the following features:

	•	A legend or explanation showing, by means of patter or symbol, every pattern or symbol used on the map or drawing.
	•	A graphical bar scale; representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map had not been altered.
	•	A north arrow.
	•	An index map showing where the property is situated in relation to the state, province, or other geographical area where it is located.
	•	In the event interpretive date is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

          The Company has complied with this comment. Please see page 11 to Amendment No. 1 to the Form 20-F.

Title and Claim Status, page 10

11.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. If you have identified properties that you believe are not material, please also include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	Any conditions that must be met in order to obtain or your properties, or your interest in surface and mineral rights.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure and other facilities.
•	The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

               www.sec.gov/about/forms/industryguides.pdf

          The Company has complied with this comment. Please see page 12 to Amendment No. 1 to the Form 20-F.

Current and Proposed Exploration, page 13

12.

We note your disclosure in this section pertaining to the Hemlo mine, which exists near your property. As such disclosure may cause investor to infer that your property also had commercial mineralization, due to its proximity to this mine, we believe that you should modify your disclosure to describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine; and to remove information about mines prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities that wither belong to or which were conducted by other companies. Please focus the disclosure solely on your mineral interests.

          The Company has complied with this comment by deleting the sentence “It is close to the world class 21 million ounce Hemlo gold deposit, currently being mined by Barrick Gold Corp.” on page 15 of Amendment No. 1 to the Form 20-F.

Current and Proposed Exploration, page 13

13.

Given that mineral sampling provides the basis for the quality estimates and grades of mineral discoveries, we believe that you should expand your disclosure to provide a brief description of the sample collection, preparation, and analytical procedures that you used to develop your estimates. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) procedures that you have devised and which are followed in evaluating the results of your exploration program, such as those pertaining to sample collection, preparation, custody, and assay precision and accuracy.

          The Company has complied with this comment. Please see page 15 to Amendment No. 1 to the Form 20-F.

          Additionally, attached hereto please find a written statement from the Company requested by the staff at the end of page 5 of their January 18, 2011 letter.

          Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

Rouge Resources Ltd.
#203 – 409 Granville Street
Vancouver, British Columbia
Canada V6C 1T2
Tel: (604) 831-2739

February 8, 2011

VIA EDGAR

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rouge Resources Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended January 31, 2010
Filed June 18, 2010
File No. 1-31799

Dear Mr. Hiller,

          Pursuant to the staff’s comment letter dated January 18, 2011, the Company hereby acknowledges:

          •      The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 20-F for the Fiscal Year Ended January 31, 2010;

          •      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          •      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please contact the Company’s counsel, Thomas E. Puzzo, Esq., at (206) 522-2256 if you have any questions or comments.

Sincerely,

ROUGE RESOURCES LTD.

/s/ Darcy Krell

Darcy Krell
Chief Financial Officer